Exhibit 21.1

SUBSIDIARIES OF GULFMARK OFFSHORE, INC.

Name of Subsidiary or Organization	State or Country of Incorporation
Gulf Offshore N.S. Ltd.	United Kingdom
GulfMark North Sea Ltd.	United Kingdom
S.E.A. Personnel Services Limited	United Kingdom
Dianne Operating Ltd.	United Kingdom
Sea Truck (UK) Ltd.	United Kingdom
Gulf Offshore Guetnsey, Ltd.	United Kingdom
North Sea Rescue Services, Ltd.	United Kingdom
Gulf Marine Far East PTE, Ltd.	Singapore
Gulf Offshore Marine International, Inc.	Panama
Gulf Offshore do Brasil, Ltda.	Brazil
Semaring Logistics (M) Sdn. Bhd.	Malaysia
Chalvoyage (M) Sdn. Bhd.	Malaysia
GulfMark Servicios de Mexico, S.A. De C.V.	Mexico
GulfMark de Mexico, S. de R.L. de C.V.	Mexico
Gulf Channel Offshore Servicos LDA	Angolan
GulfMark Norge AS	Norway
Gulf Offshore Norge AS	Norway
GulfMark Reden AS	Norway
GM Offshore, Inc.	Delaware